Exhibit 1.2

Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Scot McLeod CDC Software (770) 351-9600 ScotMcLeod@cdcsoftware.com

CDC Corporation Exceeds Estimates for Both Total Revenue and Adjusted Net Income in
Preliminary Financial Results for the Second Quarter of 2006

Hong Kong, Beijing, Atlanta, July 24, 2006 — CDC Corporation (NASDAQ: CHINA) focused on enterprise software applications, mobile applications and online games, today announced its preliminary financial results for the second quarter ended June 30, 2006.

•	The company expects total revenues to be in the range of US$74.7 million to US$75.8 million, an increase of approximately 16 percent over the same period a year ago. Total revenues exceeded previous guidance provided on May 25, 2006 which estimated that total revenues would be in the range of US$70.6 million to US$71.6 million.

•	The company expects *adjusted net income to range from US$9.0 million to US$9.5 million, an increase of approximately 67 percent over the same period a year ago. Adjusted net income also exceeded previous guidance provided on May 25, 2006 which estimated that adjusted net income would range between US$5.8 million and US$6.3 million.

•	The company expects GAAP net income to range from US$7.8 million to US$8.3 million, a significant increase over GAAP net income of US$36,000 the same period a year ago.

“We got off to a strong start in the first quarter and last week we revised our estimates for 2006 upward. Our total revenue and GAAP net income are the best we’ve posted for any quarter in the last five years, and this is the second quarter in a row that we have exceeded the top end of our guidance ranges,” said Peter Yip, CEO of CDC Corporation. “Both the global enterprise software business unit and the online portals and games business unit in China are performing better than we originally forecasted. Once again, I am very pleased with our improving results from operations.”

The full results for the second quarter of 2006 are planned for release during the week of August 21, 2006, after the company’s certifying accountants have completed their quarterly review procedures.

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Reconciliation of GAAP Net Income Range

Preliminary, subject to change upon completion of quarterly review procedures and calculated based on the mid point of the range.**

Reconciliation from GAAP results to non-GAAP results (in millions of U.S. dollars)	Q2	2006
GAAP net income**	8.1
Add back restructuring cost	0.2
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	3.5
Add back stock compensation expenses related to the acquisition of subsidiaries	1.3
Add back deferred tax impact related to acquisition of Subsidiaries	1.0
Subtract gain on disposal of investments	(4.8)

Adjusted Net income — non-GAAP**	9.3

• Adjusted Financial Measures

To supplement the financial measures prepared in accordance with United States generally accepted accounting principles (“GAAP”), the company uses Non-GAAP financial measures for net income and other line items, which are adjusted from results based on GAAP. These Non-GAAP measures are provided to enhance the user’s overall understanding of the company’s current financial performance and its prospects for the future. The company believes the Non-GAAP results provide useful information to both management and investors. All references to Non-GAAP in this press release should be read in conjunction with the reconciliation included in this press release. Although the company continues to report GAAP results to investors, it believes the inclusion of Non-GAAP financial measures provides further clarity in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures.

The estimates presented in this press release are preliminary and unaudited. The company is in the process of completing its quarterly review procedures. Adjustment to the estimates may be identified during the course of completing the review procedures which could result in changes to the estimates set forth in this press release.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website http://www.cdccorporation.net

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected revenues and non-GAAP net income and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful Advanced Mobile Products; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s software products and services; (j) continued commitment to the deployment of the enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.